838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 24-482 November 27, 2024

Platinum Group Metals Ltd. Reports 2024 Annual Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the fiscal year ended August 31, 2024, and provides an update and outlook.  The Company is focused on advancing the Waterberg project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access platinum, palladium, rhodium and gold ("4E" or "PGM") mine, including by-product copper and nickel production, and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.

The Company's near-term objectives are to advance the Waterberg Project to a development and construction decision including the arrangement of construction financing and concentrate offtake agreements.  The Company is also advancing an initiative through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technologies in collaboration with Anglo American Platinum Limited ("Amplats") and Florida International University ("FIU").

The Company has filed its audited consolidated financial statements (the "Financial Statements") for the year ended August 31, 2024, Annual Information Form ("AIF"), and Management's Discussion and Analysis ("MD&A") with Canadian securities regulators on SEDAR+ (www.sedarplus.ca).  The Company has also filed a Form 40-F annual report ("Form 40-F"), including the Financial Statements, with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements and MD&A from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Project Ownership

As of August 31, 2024, the Waterberg Project is owned by Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."), which is in turn owned by Platinum Group (37.19%), Mnombo Wethu Consultants Proprietary Limited ("Mnombo") (26.0%), HJ Platinum Metals Company Ltd. ("HJM") (21.95%) and Impala Platinum Holdings Ltd. ("Implats") (14.86%).  Platinum Group holds a further 12.97% indirect interest in Waterberg JV Co. through a 49.9% interest in Mnombo.  HJM was established in 2023 by Japan Organization for Metals and Energy Security ("JOGMEC") and Hanwa Co. Ltd. ("Hanwa") as a special purpose company to hold and fund their aggregate future equity interests in the Waterberg Project.  The combined Waterberg JV Co. ownership of JOGMEC (12.195%) and Hanwa (9.755%) were consolidated into a 21.95% interest for HJM going forward, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

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Recent Events

On September 16, 2024, the Company reported positive results from an Independent Definitive Feasibility Study Update (the "Waterberg DFS Update") for the Waterberg Project.  The associated technical report entitled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa", with an effective date of August 31, 2024, was filed on SEDAR+ on October 9, 2024.  The Waterberg DFS Update was prepared by independent qualified persons in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and Subpart 229.1300 and Item 601(b)(96) of the U.S. Securities and Exchange Commission's Regulation S-K (collectively, "S-K 1300").  The Waterberg DFS Update is an update to the Waterberg Project's original Independent Definitive Feasibility Study published in September 2019 (the "2019 DFS") for a safe, large-scale, shallow, decline-accessible, mechanised, PGM mine.

Key findings of the Waterberg DFS Update include:

  Increased Mineral Reserve Estimate: Proven and Probable mineral reserves increased by 20% to 23.41 million 4E oz (246.2 million tonnes at an average grade of 2.96 4E g/t, 0.08% copper ("Cu"), and 0.17% nickel ("Ni").

  Extended Life of Mine ("LOM"): LOM increased from 45 years to 54 years with annual steady state average production in concentrate of 353,208 4E oz and peak annual production of 432,950 4E oz.

  Robust Economics: After-tax Net Present Value at an 8% real discount rate of $569 million (South African Rand ("ZAR") 11.557 billion) and Internal Rate of Return of 14.2% using average long term consensus metal prices as of May 2024 ("Consensus Prices").

  One of the Lowest Cost PGM Mines in Southern Africa: On site LOM average cash cost (including base metal by-product credits and smelter discounts as a cost) of $658 per 4E oz, with an all-in sustaining cost of $761 per 4E oz.

  Strong Cash Flow Generation: LOM free after-tax cashflow of $6.50 billion (ZAR130.59 billion) at Consensus Prices.

  Reasonable Capital: Estimated total project capital of $946 million (ZAR18.862 billion), including 8.5% for contingencies, and peak capital estimated at $776 million (ZAR15.428 billion).

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  Increased Confidence: The 32 hole infill drill program completed in 2023 increased the confidence level of resources in shallow mine blocks in the T-Zone and F-Central Zone, and refined the delineation of subcrop positions, improving the overall deposit model and the shallow portion of the mine plan.

  Increased Continuity: The 4E economic cut-off grade for feasibility modeling of the F-Central Zone and F-South Zone was reduced by one half a gram to 2.0 4E g/t, resulting in a slightly lower reserve grade, but significantly improving continuity in the ore body for mine scheduling purposes.  F-Central reserve tonnage and 4E metal content increased by 88% and 63% respectively.  Reserves for all other mineralized zones were estimated at a 2.5 4E g/t cut-off grade as in the 2019 DFS.

  Increased Mineral Resources: Measured and Indicated mineral resources increased by 9.5% to 33.76 million 4E oz at a 2.5 4E g/t (F-Central Zone and F-South Zone at 2.0 4E g/t) cut-off grade (345.03 million tonnes at an average grade of 3.04 4E g/t, 0.09% Cu and 0.18% Ni).  Inferred mineral resources increased by 6.6% to 8.52 million 4E oz at a 2.5 4E g/t (F-Central Zone and F-South Zone at 2.0 4E g/t) cut-off grade (89.70 million tonnes at an average grade of 2.96 4E g/t, 0.08% Cu, and 0.15% Ni).

  Increased Tonnage Per Vertical Metre: Ore tonnes per vertical metre of development in the F-Central Zone also increased by approximately 88%, improving the steady state ore to waste ratio by 31%, from 11.3 in the 2019 DFS to 14.8 in the Waterberg DFS Update.  LOM ore to waste ratio improved by 44%, from 7.8 in the 2019 DFS to 11.3 in the Waterberg DFS Update. The result is improved capital efficiency, reduced development metres per tonne of ore, and lower operating costs.

  Reduced Capital Expenditure: The 88% increase in F-Central reserve tonnage and the improved continuity of the reserve presented the opportunity to increase F-Central production to 400,000 tonnes per month ("tpm") and thereby reduce and delay the capital cost of developing the South Complex T-Zone infrastructure, saving an estimated $200 million in up-front capital.

  Simplified Mine Management: Deferral of South Complex mining will simplify the mine plan, logistics, training requirements, equipment fleet and mining method.

  Simplified Mine Establishment: Sublevel spacing for the upper mining block (100 metres) in the F-Central Zone reduced to 20 metres from the 2019 DFS combination of 20 metres and 40 metres to allow mine crews to safely complete mine establishment and gain work experience before transitioning to 40 metre sublevel spacing.

  Reduced Water Consumption: The Waterberg DFS Update models dry stack tailings technology, including a dewatering plant and dry tailings handling system, reducing estimated steady state make-up water requirements by 36% to approximately 2.85 megalitres per day and reducing the tailings impoundment surface footprint by approximately 46.0% to 155 hectares.

  Reduced Risk: Design and scheduling improvements as described above materially reduce execution risk during mine development, construction, ramp-up and operations.

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  Flexibility: Any time after peak capital a twin heading into the T-Zone can be developed underground from the Central Complex infrastructure to allow the mining of up to 100,000 tpm of T-Zone, with a concurrent reduction from the F-Central Zone down to 300,000 tpm.

On April 3, 2024, the directors and shareholders of Waterberg JV Co. unanimously approved a $1.35 million stage four budget (the "Stage Four Budget") to allow the continuation of work programs underway while finalizing the Waterberg DFS Update.  The Stage Four Budget, covering the period from March 2024 to approximately August 2024, was a subcomponent of a $21.0 million pre-construction work program (the "Work Program") approved for the Waterberg Project by the directors and shareholders of Waterberg JV Co. on October 18, 2022.  With regard to the Stage Four Budget, Implats advised that its 2023 group wide restriction on capital expenditures remained in effect and they could not fund their share of current cash calls.  In the fourth fiscal quarter of 2024, Implats' interest was diluted by 0.087% to approximately 14.864%.  Platinum Group has funded Implats shortfall and the Company's direct interest in Waterberg JV Co. has increased concurrently with Implats dilution.  Implats stated they would consider the funding of subsequent cash calls as future circumstances allow.

On December 20, 2023, the Company announced a Cooperation Agreement (the "Cooperation Agreement") with Ajlan & Bros Mining and Metals Co. ("Ajlan") to study the establishment of a stand-alone PGM smelter ("PGM Smelter") and base metal refinery ("BMR") in Saudi Arabia.  Ajlan is a subsidiary of Ajlan & Bros Holdings, one of the largest private sector diversified conglomerates in the Middle East.  The Cooperation Agreement encompasses three phases: a global PGM concentrate market study (the "Market Study"), a Definitive Feasibility Study for the construction and operation of the PGM Smelter and BMR in Saudi Arabia (the "Smelter DFS"), and an option to form an incorporated 50:50 joint venture following the completion of the Smelter DFS.  An initial trade-off study was completed in mid 2023 to first determine the viability of exporting PGM concentrate from South Africa to Saudi Arabia.

The Market Study was completed subsequent to August 31, 2024 by a globally recognized consulting group specializing in PGEs and associated base metal by-products.  Based on the analysis, the combination of concentrate from the Waterberg Project and end of life auto catalysts and petrochemical catalysts, sourced from the Gulf Region, could justify the scale required to construct a long term PGE smelting and refining complex in Saudi Arabia. Other sources of mined PGE concentrate from Southern Africa could be considered over the longer term.  Sources beyond South Africa are considered to be too early stage, too low in PGE content and too far away to be transported economically.

Ajlan and the Company are now considering the commissioning of the Smelter DFS.  A key requirement would be to secure a long-term permit for the export of unrefined precious metals in concentrate from South Africa.  Platinum Group has been working with the Government of South Africa to identify local beneficiation opportunities and to analyze the possible impact of exporting concentrate on the value chain.  The Smelter DFS will assume the export of PGM concentrate from the Waterberg Project in South Africa to a port facility in Saudi Arabia and will encompass options related to infrastructure, location, technical specifications, capital, and operating costs.  All expenses related to the Smelter DFS, expected to cost approximately US $4.0 million, are to be split on a 50:50 basis between Platinum Group and Ajlan, including certain costs already incurred by Platinum Group in previous independent beneficiation studies.

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On December 11, 2023, the directors, and shareholders of Waterberg JV Co. unanimously approved a stage three budget of $1.65 million (the "Stage Three Budget") for continued work on the Waterberg Project covering the period from September 2023 to approximately February 2024.  In conjunction with its approval, Implats advised that due to a restriction on capital expenditure across their portfolio, it could not fund its 15% share of the Stage Three Budget.  As a result, Implats' interest in Waterberg JV Co. was diluted to approximately 14.951% during the third fiscal quarter of 2024.  Platinum Group elected to fund Implats' funding shortfall and the Company's direct interest in Waterberg JV Co. increased concurrently with Implats' dilution.

On September 18, 2023, the Company reported the closing of a non-brokered private placement of common shares at a price of $1.18 per common share.  An aggregate of 2,118,645 common shares were subscribed for and issued to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI"), through its subsidiary Deepkloof Limited, resulting in gross proceeds to the Company of approximately $2.5 million (the "Private Placement").  Closing of the Private Placement allowed HCI to return to more than a 26% interest in the Company.

Results For The Year Ended August 31, 2024

During the fiscal year August 31, 2024, the Company incurred a net loss of $4.58 million (August 31, 2023 - net loss of $5.66 million).  General and administrative expenses during the period were lower at $3.42 million (August 31, 2023 - $3.89 million).  Share based compensation was $1.36 million (August 31, 2023 - $1.98 million).  The foreign exchange gain recognized in the current period was $4 thousand (August 31, 2023 - $0.25 million) due primarily to the U.S. Dollar increasing in value relative to the Canadian Dollar during the period.

At August 31, 2024, finance income consisting of interest earned in the twelve month period amounted to $0.44 million (August 31, 2023 - $0.58 million).  Basic and diluted loss per share for the year ended August 31, 2024, was $0.05 (August 31, 2023 - $0.06).

Accounts receivable at August 31, 2024, totalled $0.23 million (August 31, 2023 - $0.22 million) while accounts payable and other liabilities amounted to $0.90 million (August 31, 2023 - $1.37 million).  Accounts receivable was comprised primarily of value added taxes repayable to the Company in South Africa.  Accounts payable consisted primarily of accruals and payables related to accounting costs, legal costs and project engineering and maintenance costs on the Waterberg Project.

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Total expenditures on the Waterberg Project, before partner reimbursements, for the year ended August 31, 2024, were approximately $3.0 million (August 31, 2023 - $4.9 million).  At period end, $47.03 million (August 31, 2023 - $41.61 million) in accumulated net costs were capitalized to the Waterberg Project.  Total expenditures on the property since inception to August 31, 2024, are approximately $89 million.

For more information on mineral properties, see Note 4 of the Financial Statements.

Outlook

The Company's primary business objective is to advance the Waterberg Project to a development and construction decision.  PTM is the operator of the Waterberg Project as directed by a technical committee comprised of representatives from joint venture partners Implats, Mnombo, and HJM.

On October 18, 2022, Waterberg JV Co. approved in principle the Work Program, including proposed work on initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility Eskom and advancement of the Waterberg Social & Labour Plan.  Work to prepare the Waterberg DFS Update, including updated mineral resource and mineral reserve estimates, was also approved and has been completed.

Before a construction decision can be undertaken, arrangements will be required for Waterberg Project concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  In addition to the Company's investigation of smelting and base metal refining options in Saudi Arabia, the Company is also in discussion with several South African smelter operators, including Implats, with a view to negotiating formal concentrate offtake arrangements for the Waterberg Project.

The Company continues to work closely with regional and local communities and their leadership on mine development plans to achieve optimal outcomes and best value to all stakeholders.

As the world seeks to decarbonize and look for solutions to climate change, the adoption of battery electric vehicles is forecast to reduce the future demand for PGMs used in autocatalysis.  The unique properties of PGMs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation and storage, which may create new demand for PGMs.  The Company's battery technology initiative through Lion with partner Amplats represents one such new opportunity in the high-profile lithium battery research and innovation field.  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue.  Technical results from Lion's research may have application to most lithium-ion and lithium-sulfur battery chemistries.  For more detail, please see the Company's MD&A and AIF.

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Environmental, Social and Governance

Platinum Group recently received its fourth annual Environmental, Social and Governance ("ESG") disclosure report from Digbee Ltd. ("Digbee"), a United Kingdom based company that has developed an industry standard ESG disclosure framework for the mining sector providing a right-sized, future looking set of frameworks against which they can credibly disclose, track, compare and improve their ESG performance.  For 2024, Platinum Group achieved an overall score of BBB with a range of CC to AAA based on the information provided.  Digbee ESG has been developed in consultation with mining companies, ESG specialists and capital providers and is endorsed by leading financial institutions, producing mining companies and other industry stakeholders.  Digbee's reporting framework is aligned with global standards, including the Equator Principles.  For more details about the Company's 2024 Digbee ESG Report please refer to the Company's MD&A, Annual Information Form ("AIF") and Annual Report on Form 40-F ("Form 40-F").

Regulatory

The Company advises that its consolidated Financial Statements for the fiscal year ended August 31, 2024, included in the Company's Form 40-F, contain an audit report from its independent registered public accounting firm that includes a going concern emphasis of matter. The foregoing statement is required by Section 610(b) of the NYSE American Company Guide.

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's current  AIF and Form 40-F.

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in NI 43-101.  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, and HJM.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

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For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "would", "will", "could", "can", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the findings of the Waterberg DFS Update, the plan for and development of the Waterberg Project and the potential benefits and results thereof including that it is projected to become one of the largest and lowest cost underground PGM mines globally, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development, obtaining concentrate offtake or processing, the size and cost of the Waterberg Project, the economic feasibility of establishing a new PGM smelter and BMR in Saudi Arabia, work with local communities, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the effect of battery electric vehicles on the market for PGMs, the use of PGMs in solutions to climate change, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including rising global inflation and increased potential supply chain disruptions; international conflict and other geopolitical tensions and events; the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project as reported in the Waterberg DFS Update; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent AIF and Form 40-F, other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa, if implemented as proposed, may have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The Waterberg DFS Update has been prepared in accordance with NI 43-101 and S-K 1300.  The technical and scientific information contained in this news release has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained in this news release, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.